Exhibit 99.1 Company announcement – No. 67/ 2021

Interim report for 9M 2021

Zealand Pharma Presents Financial Results for the First Nine Months of 2021; Provides Updates on Commercial Launch and Timing for Congenital Hyperinsulinism and Short Bowel Syndrome Phase Three Clinical Studies

Copenhagen, DK and Boston, MA, U.S. November 11, 2021 – Zealand Pharma A/S (Nasdaq: ZEAL) (CVR-no. 20045078) a biotechnology company focused on the discovery, development, and commercialization of innovative peptide-based medicines, today announced financial results for the first nine months of 2021.

Financial results for the first nine months of 2021

•	Revenue: DKK 238.6 million / USD 37.1 million (DKK 290.0 million / USD 45.6 million in the first nine months of 2020).

•	Net operating expenses: DKK -906.2 million / USD -141.1 million (DKK -714.5 million / USD -112.3 million in the first nine months of 2020).

•	Net operating result: DKK -762.6 million / USD -118.8 million (DKK -449.1 million / USD -70.6 million in the first nine months of 2020).

•	Cash, cash equivalents, and marketable securities: DKK 1,049.0 million / USD 163.3 million as of September 30, 2021 (September 30, 2020: DKK 1,528.6 million / USD 240.4 million).

Business highlights for the first nine months of 2021

•	Announced collaboration agreement with DEKA Research & Development Corp. to advance development of infusion pump to be used with dasiglucagon for the potential treatment of congenital hyperinsulinism (CHI). Zealand Pharma A/S entered into a definitive collaboration agreement with DEKA Research & Development Corp., to develop a continuous infusion pump to be used in combination with dasiglucagon, an investigational agent currently in phase 3 trials in patients with congenital hyperinsulinism. The agreement covers the technical development of the pump system as well as associated commercialization activities.

•	Announced presentation of preclinical data on Amylin Analogue ZP8396 and clinical data on GLP1-Glucagon Dual-Agonist BI 456906 at The Obesity Society Annual Meeting. Key findings from the preclinical study of amylin analogue ZP8396 were: monotherapy showed comparable weight loss potential, with the combination therapy being superior for the treatment of obesity and obesity related comorbidities; and administration of amylin analogue ZP8396 in combination with semaglutide, a GLP-1 analogue, resulted in increased food intake inhibition and body weight loss (~20% vs initial body weight) as compared to single treatment alone in the diet induced obese (DIO) in vivo models.

Key findings of the Phase 1 trial with BI 456906, a subcutaneous dual GLP-1R/GCGR agonist were in the Phase I dose escalation study; BI 456906 was generally well tolerated and resulted in clinically relevant bodyweight reductions of up to 6.6% after 6 weeks and 13.7% after 16 weeks.

•	Announced first patient dosed in EASE-SBS 4 phase 3b trial assessing Glepaglutide in patients with Short Bowel Syndrome. The EASE-SBS 4 Phase 3b trial is part of Zealand’s EASE-SBS Phase 3 program for glepaglutide. (ClinicalTrials.gov identifier (NCT number): NCT04991311) and will evaluate long-term effects on intestinal absorption of fluids and energy of once weekly glepaglutide injections. EASE-SBS 4 is an open-label single-center Phase 3b trial investigating the long-term effect on intestinal absorption, nutritional status and long-term safety of administration of glepaglutide in patients with short bowel syndrome (SBS). Ten patients will receive once weekly 10 mg subcutaneous injections of glepaglutide over 26 weeks. The EASE-SBS 1 pivotal Phase 3 trial remains on track for trial results to be obtained in 2022.

Emmanuel Dulac, President and Chief Executive Officer at Zealand Pharma, comments:

“Zealand Pharma has continued to undergo a transformational first nine months in 2021 and developed into an integrated biopharmaceutical company by leveraging our innovative peptide platform to address unmet needs in type 1 diabetes management and rare diseases. We are progressing with the early stages of our commercial launch of ZEGALOGUE® (dasiglugacon) injection with Zegalogue currently available to 65% of all commercial lives. As our commercial team ramps up the ZEGALOGUE commercial launch, we also look forward to building upon the momentum to advance our other pipeline programs. Recently, we have been encouraged by preclinical data from ZP8396, our Amylin Analogue, and clinical data from GLP-1, our Glucagon Dual-Agonist BI 456906, both sets presented at the recent The Obesity Society Annual Meeting. Additionally, we entered into a collaboration agreement with DEKA Research & Development Corp. and are working to advance the development of their infusion pump to be used with dasiglucagon as a potential treatment option of CHI. Finally, while the Zegalogue net revenue projections have not materialized as we had hoped and we have lowered our revenue guidance as a result, we remain confident in the work that we have done to set the stage for Zegalogue to have commercial success in 2022 and beyond.”

Financial guidance for 2021

Net product revenue from the sales of commercial products is expected to be DKK 190 million +/- 10%. This is a decrease of DKK 30 million from the guidance issued on March 11, 2021. The reduction in net revenue from the previous guidance is driven by lower-than-expected sales of Zegalogue for 2021.

In 2021, Zealand Pharma expects revenue from existing license agreements. However, since such revenue is uncertain in terms of size and timing, Zealand Pharma does not intend to provide guidance on such revenue.

Net operating expenses in 2021 are expected to be DKK 1,250 million +/-10% and remains unchanged from the financial guidance issued on March 11, 2021.

Update regarding COVID-19

Zealand Pharma continues to monitor the COVID-19 pandemic and take precautions to keep our employees, patients, business and clinical partners safe. This is an ongoing exercise in monitoring the effects of the pandemic on all of our key stakeholders and responding appropriately. We maintain compliance with guidance from applicable government and health authorities as appropriate. We have adapted the way we work to support our community’s efforts to reduce the transmission of COVID-19 and protect our employees, while continuing to provide patient care and maintain business continuity.

Zealand Pharma has taken measures to secure its discovery activities, which remain ongoing, while work in laboratories and offices has been organized to reduce the risk of COVID-19 transmission. The impact of COVID-19 on our research activities has thus far been minimal. Employees who can work from home have been doing so, while those needing to work in laboratory facilities are divided into shifts to reduce the number of people gathered at one time. Business travel has been minimized and online and video conference technology is used to meet virtually rather than in person. We have continued our clinical trials while working with authorities, investigators, trial sites and contract research organizations to minimize site visits and ensure optimal trial follow-up. In late April, Zealand Pharma in Denmark commenced a gradual return to office program, which currently allows up to 60% occupancy, consistent with local health authority guidelines and practice including frequent testing, sanitizing, and other protective measures.

COVID-19 restrictions have not affected our phase 3-program for dasiglucagon in congenital hyperinsulinism (CHI) and we expect topline data from the second Phase 3 trial in 2021. The pandemic impacted the speed of patient recruitment for our Phase 3 trial with glepaglutide for the treatment of short bowel syndrome, and results are expected in 2022. We currently do not anticipate changes to the timelines for the bi-hormonal artificial pancreas pump Phase 3 program.

Our research and in particular our development programs may be impacted if the pandemic continues to put increased pressure on hospital systems, slow recruitment of patients into the trials or cause lockdowns that affect our clinical trial sites if key external medical resources are diverted elsewhere.

Direct engagement with health care providers and patients has been reduced and transformed by leveraging virtual meetings, training, and support. Our commercial team is focused on supporting the businesses for the V-Go® wearable insulin delivery device and Zegalogue while ensuring a continued high level of service and support for existing patients.

Commercial Update

Zegalogue® (dasiglucagon) injection

Zegalogue (dasiglucagon) injection was approved by the U.S. FDA on March 22, 2021 for the treatment of severe hypoglycemia in people with diabetes aged 6 and over. Zegalogue is available in both an auto injector and a prefilled syringe. The approval was based on efficacy results from three pivotal trials in adults and children with type 1 diabetes, whereby the primary endpoint of time to plasma glucose recovery, was successfully achieved with a median time to blood glucose recovery of 10 minutes following Zegalogue administration. In these Phase 3 studies, the most common adverse events reported (≥2%) were nausea, vomiting, headache, diarrhea, and injection site pain in adults; and nausea, vomiting, headache and injection site pain in pediatric patients.

Zegalogue launched in the U.S. in late June 2021. The Company’s primary goal during launch is to ensure all eligible patients have access to Zegalogue and feel supported in their treatment plan. Since approval, Zealand Pharma has made substantial progress working with Pharmacy Benefit Managers (PBMs), Managed Care Organizations, and state Medicaid agencies to add Zegalogue to their respective formularies. As a result of this work, Zegalogue now has unrestricted coverage in approximately 65% of commercial lives which accounts for more than 120 million lives and approximately 55% of Medicaid lives, which accounts for 40 million Medicaid lives. Beginning in 2022, we expect Zegalogue will have unrestricted coverage in approximately 70% of commercial and Medicaid lives, setting the stage for a sustained acceleration of growth.

Zegalogue net revenue for the period of July 1 – September 30, 2021 was DKK 3.1 million / USD $0.5 million. Year-to-Date net revenue is DKK 4.3 million / USD $0.7 million.

For the year, net product revenue of Zegalogue is anticipated to be below our initial revenue targets.  The reduction in revenue is a result of lower-than-expected uptake of prescriptions due to the increase in timelines for approved drug coverage agreements with payers to translate into approved prescriptions in pharmacies.

V-Go® wearable insulin delivery device

The V-Go series of Wearable Insulin Delivery Devices are indicated for continuous subcutaneous infusion of either 20 Units of insulin (0.83 U/hr), 30 Units of insulin (1.25 U/hr) or 40 Units of insulin (1.67 U/hr) in one 24-hour time period and on-demand bolus dosing in 2-Unit increments (up to 36 Units per one 24-hour time period) in adults requiring insulin.

V-Go net revenue for the period of July 1 – September 30, 2021 was DKK 49.1 million / USD $7.8 million. Year-to-Date net revenue is DKK 139.0 million / USD $22.4 million.

Pipeline Update

Type 1 Diabetes Management

Dasiglucagon for bihormonal Artificial Pancreas systems

Zealand Pharma is developing a pre-filled dasiglucagon cartridge intended for use in Bihormonal Artificial Pancreas systems, which holds potential to improve the management of type 1 diabetes (T1D).

Zealand is collaborating with Beta Bionics, developer of the bihormonal iLet® bionic pancreas system, a pocket-sized, dual-chamber (insulin and glucagon), autonomous, glycemic control system. The iLet® bionic pancreas is an investigational device, limited by federal (or United States) law to investigational use only. The iLet® bionic pancreas intends to mimic a biological pancreas by calculating and dosing insulin and/or glucagon (dasiglucagon) as needed, based on input data from a continuous glucose monitor (CGM) worn by a person with diabetes. Top-line results from a Phase 2, pre-pivotal trial in people with type 1 diabetes showed that the bihormonal iLet® bionic pancreas using insulin and dasiglucagon provided improved glycemic control relative to the iLet® bionic pancreas delivering insulin alone. During the bihormonal and insulin-only periods, 90% (9 of 10) and 50% (5 of 10) of participants, respectively, had a mean CGM glucose level of < 154 mg/dL.1,2 Importantly these glucose levels were achieved while the median time with CGM glucose levels < 54 mg/dL was only 0.2% during the bihormonal period and 0.6% during the insulin-only period.

Zealand’s partner, Beta Bionics, and the study sponsor, the Jaeb Center for Health Research, are on track to begin screening in the fourth quarter 2021 into the Phase 3, Bihormonal iLet® Bionic Pancreas Pivotal Program, utilizing insulin and dasiglucagon. The program includes three sub-trials, which are anticipated to provide the clinical data necessary to support the market application for the bihormonal iLet® bionic pancreas and the new-drug application (NDA) for the use of dasiglucagon in bihormonal Artificial Pancreas systems. The first of these three sub-trials will be a three-month single-arm, bihormonal-only safety and test-run trial that will enroll two participants at each of the approximately 30 clinical sites. After 20 pediatric participants and 20 adult participants have been successfully treated for a minimum of 3 weeks in this trial, the two randomized controlled trials (RCTs) will begin – one enrolling ~ 350 pediatric participants (6–17 years of age) and the other enrolling 350 adult participants (≥ 18 years of age) with T1D. The primary outcome measure in the RCTs is superiority in HbA1c of the bihormonal iLet® bionic pancreas using dasiglucagon relative to the insulin-only iLet® system after 26 weeks of therapy on the two interventions. The bihomonal iLet® bionic pancreas performance will also be compared to intensified usual care using CGM therapy in a third arm in both the pediatric and adult RCTs.

Dasiglucagon mini-dose pen

Zealand is developing a dasiglucagon mini-dose pen for potential treatment of exercise-induced hypoglycemia in people living with type 1 Diabetes and for people who suffer from meal-induced hypoglycemia following gastric bypass surgery.

Clinical studies conducted in hospital settings have shown the potential for using low doses of dasiglucagon to correct moderate hypoglycemia. Top-line results from a Phase 2a dose-finding trial in people with type 1 diabetes were presented at the American Diabetes Association congress in June 2021, and top-line results of a post bariatric hypoglycemia Phase 2a trial were reported in 2020.

Out-patient Phase 2 trials in exercise-induced hypoglycemia in people living with type 1 diabetes and for people that suffer from meal-induced hypoglycemia following gastric bypass surgery were initiated in the second quarter this year (ClinicalTrials.gov Identifier: NCT04764968 and NCT04836273). The Phase 2 trial in people with T1D specifically evaluates the effectiveness of pen-administered low-dose dasiglucagon for prevention and treatment of hypoglycemia in people with type 1 diabetes.

Rare Diseases

Dasiglucagon for congenital hyperinsulinism (CHI)

The potential for chronic dasiglucagon infusion delivered via a pump to prevent hypoglycemia in children with CHI is being evaluated in a Phase 3 program. The aim is to reduce or eliminate the need for intensive hospital treatment, reduce the frequency of dangerous low blood glucose and need for constant feeding, and to potentially delay or eliminate the need for pancreatectomy. The FDA and the European Commission both granted orphan drug designation to dasiglucagon for the treatment of CHI.

1 Castellanos, L.E. et al. (2021). Performance of the insulin-only iLet bionic pancreas and the bihormonal iLet using dasiglucagon in adults with type 1 diabetes in a home-use setting. Diabetes Care, 44:e118–e120.

2 Russell, S. et al. (2020). Performance of the bihormonal iLet bionic pancreas with the stable glucagon analog dasiglucagon. [ePoster]. ATTD.

We announced data from the first Phase 3 trial in the program, trial 17109, in December 2020. This trial evaluated children aged 3 months to 12 years old with more than three hypoglycemic events per week despite previous near-total pancreatectomy and/or maximum medical therapy. Dasiglucagon on top of standard of care (SOC) did not significantly reduce the rate of hypoglycemia compared to SOC alone when assessed by the primary endpoint, intermittent self-measured plasma glucose. However, hypoglycemia was reduced by 40–50% with dasiglucagon as compared to SOC alone when assessed by blinded continuous glucose monitoring. Dasiglucagon treatment was assessed to be well tolerated in the study and 31 out of 32 patients continued into the long-term extension study.

We are conducting additional analyses and engaging with regulatory authorities to discuss the results of 17109 while awaiting the outcome of a second Phase 3 trial, 17103, in neonates up to 12 months old with CHI. We expect to complete enrolment into the 17103 trial by the end of 2021 and have results in the first half of 2022.

Glepaglutide for short bowel syndrome (SBS)

Glepaglutide is a long-acting GLP-2 analog, being developed in an auto-injector with potential for convenient weekly administration for reducing or eliminating the need for parenteral support in people living with SBS. EASE-SBS 1 is the pivotal Phase 3 trial with enrolment of up to 129 patients with SBS that seeks to establish the efficacy and safety of once- and twice-weekly administration of glepaglutide. Patients will be treated for six months in EASE-SBS 1, whereafter they are offered four years continuous treatment with glepaglutide in the extension trials, EASE-SBS 2 and 3. A Phase 3b trial, EASE-SBS 4, was initiated in Q3 2021 and will assess long-term effects of glepaglutide on intestinal fluid and energy uptake.

The primary endpoint in EASE-SBS 1 is the absolute reduction in parenteral support achieved by the end of the trial. Based on a dialogue with FDA and EMA we have decided to introduce an interim analysis that could allow for an early stopping of the study for efficacy or futility before the full 129 patients have been enrolled. If the interim readout meets the criteria for early stopping, we plan to pursue an NDA submission as a next development step based on these clinical data. We expect to have all subjects needed for the interim analysis enrolled by the end of 2021 with results of the interim analysis being available in Q3 2022. The U.S. FDA granted orphan drug designation to glepaglutide for the treatment of SBS.

Dapiglutide

Dapiglutide (pINN) is a long-acting GLP-1R/GLP-2R dual agonist.

The Phase 1a single-ascending dose, safety and tolerability trial investigating dapaglutide in healthy volunteers was completed in Q3 2020 and dapiglutide was found to have an acceptable safety and tolerability profile. Results showed a plasma half-life allowing for once weekly dosing.

Based on the results of the Phase 1a trial, Zealand initiated a Phase 1b (multiple ascending dose) safety and tolerability trial and all subjects have received the last dapiglutide dose for the safety and tolerability trial with key results expected in the fourth quarter of 2021 (ClinicalTrials.gov Identifier: NCT04612517).

Obesity

Amylin

ZP8396 is a potent long-acting amylin analogue designed to improve solubility and allow for co-formulation with other peptides, including GLP1 analogues. Amylin analogues hold potential as both mono and combination therapies for obesity. We have initiated a Phase 1 clinical trial with ZP8396 for potential treatment of obesity. The Phase 1, First-in-Human, randomized, single ascending dose trial will assess the safety, tolerability, pharmacokinetics, and pharmacodynamics of ZP8396 administered to healthy subjects. Preclinical data on ZP8396 was presented at The Obesity Society Annual Meeting, which showed anti-obesity effects of ZP8396 in in vivo models, with up to 20% weight loss when combined with GLP1 analogue semaglutide. ZP8396 is also being developed as a potential treatment for type 2 diabetes.

BI 456906: Long-acting GLP-1/GLU dual agonist for obesity and/or diabetes (with Boehringer Ingelheim)

The GLP-1/glucagon dual agonist activates two key gut hormone receptors simultaneously and may offer better blood sugar and weight-loss control than current single-hormone receptor agonist treatments. The lead molecule BI 456906 is targeting treatment of obesity, diabetes, and non-alcoholic steatohepatitis (NASH). At Obesity Week in November this year Boehringer Ingelheim presented data from the Phase 1b trial, demonstrating up to 13.7% weight loss and no unexpected safety findings following 16 weeks of dosing.

Three parallel Phase 2 trials are ongoing. All subjects have been randomized in the first phase 2 trial which evaluates the dose-relationship of BI 456906 on HbA1c from baseline to 16 weeks relative to placebo in 410 people with diabetes (ClinicalTrials.gov Identifier: NCT04153929). Secondary objectives are to assess the effect on change in body weight and an open-label comparator (semaglutide) will allow for comparison of the effects against a pure GLP-1R agonist. The second Phase 2 randomized double-blind placebo-controlled dose-finding trial will evaluate BI 456906 in people with obesity or who are overweight with a BMI 27 kg/m2 or higher without diabetes (ClinicalTrials.gov Identifier: NCT04667377). Participants will receive a subcutaneous injection of either BI 456906 or placebo once a week for the duration of the trial. The primary endpoint of this trial is the percentage change in body weight at week 46 compared to placebo. The third Phase 2 randomized double-blind placebo-controlled dose-finding trial will evaluate BI 456906 in people with NASH and liver fibrosis (F2/F3) with and without diabetes (ClinicalTrials.gov Identifier: NCT04771273). The primary endpoint of this trial is the histological improvement of steatohepatitis without worsening of fibrosis after 48 weeks of treatment. Participants will receive a weekly subcutaneous injection of either different doses of BI 456906 or placebo for the duration of the trial. The program has received Fast Track designation from the U.S. FDA.

Boehringer Ingelheim is funding all research, development and commercialization activities related to the treatment. Zealand Pharma is eligible to receive up to EUR 345 million in outstanding milestone payments, and high-single to low-double digit royalties on global sales.

Inflammation

Zealand Pharma is pursuing multiple pre-clinical programs in inflammatory diseases which will be detailed more as they progress through development.

Complement inhibitors (with Alexion, AstraZeneca Rare Disease)

Zealand Pharma and Alexion Pharmaceuticals announced in March 2019 that they will collaborate on the discovery and development of novel peptide therapies for complement-mediated diseases. Under the terms of the agreement, Alexion and Zealand Pharma entered into an exclusive collaboration for the discovery and development of subcutaneously delivered peptide therapies directed to up to four complement pathway targets. The lead program is a long-acting inhibitor of Complement C3 which has the potential to treat a broad range of complement mediated diseases. Zealand Pharma will lead the joint discovery and research efforts through the preclinical stage, and Alexion will lead development efforts beginning with IND filing and Phase 1 trials. We are looking to initiate a Phase 1 trial of the C3 inhibitor in 2022.

For the lead target, Zealand Pharma is eligible to receive up to USD 610 million in development and sales milestone payments, plus royalties on global sales in the high single to low double digits. In addition, Alexion has the option to select up to three additional targets with Zealand Pharma eligible for USD 15 million upfront per target plus development/regulatory milestones for each target selected similar to the lead target with slightly reduced commercial milestones and royalties.

Additional Updates

On December 18, 2020 Amyndas Pharmaceuticals S.A. and Amyndas Pharmaceuticals LLC filed a complaint in the U.S. District Court for the District of Massachusetts, which named Alexion Pharmaceuticals, Inc., Zealand Pharma A/S and Zealand Pharma U.S., Inc. as defendants.  The complaint alleges claims against Zealand Pharma A/S (and its U.S. subsidiary) and its collaboration partner Alexion Pharmaceuticals, Inc. (“Alexion”) related to Zealand Pharma A/S’s collaboration with Alexion on C3 peptide-based assets. The complaint alleges federal and state law claims, including claims for breach of confidentiality agreements, trade secret misappropriation and unfair competition.  The complaint seeks an unspecified quantum of damages plus interest and injunctive relief. On June 8, 2021 the District Court dismissed the proceedings against Zealand Pharma U.S., Inc. for failure to state a claim, and dismissed the claims against Zealand Pharma A/S on the ground that the matter should be heard in the courts of Denmark.  On July 6, 2021 Amyndas moved the District Court to reconsider its dismissal of the claims against Zealand Pharma A/S (and its U.S. subsidiary) and this was also dismissed. On 27 September 2021 Amyndas filed an appeal of this decision to the First Circuit Court of Appeals. It is also seeking an order from the District Court pursuant to Rule 54(b) to render the district court decision as final.

Conference call today at 4 pm CEST / 10 am EDT

Zealand Pharma’s management will host a conference call today at 4 pm CEST to present results through the first nine months of 2021. Participating in the call will be Chief Executive Officer Emmanuel Dulac, Chief Financial Officer Matt Dallas, and Chief Medical and Development Officer Adam Steensberg. The presentation will be followed by a Q&A session with the presenters as well as the President of Zealand Pharma U.S., Frank Sanders.

The conference call will be conducted in English, and the dial-in numbers are:

Denmark	+45 32 720 417
United Kingdom	+44 (0) 844 481 9752
United States	+1 646 741 3167
France	+33 (0) 170700781
Netherlands	+31 (0) 207956614
Passcode	9606399

A live audio webcast of the call, including an accompanying slide presentation, will be accessible from the Investor section of Zealand Pharma’s website. Participants are advised to register for the webcast approximately 10 minutes before the start. A recording of the event will be available on the Investor section of Zealand Pharma’s website following the call.

Upcoming events

Zealand Pharma plans to publish results for the fourth quarter of 2021 on March 10, 2022.

Total number of shares and voting rights in Zealand Pharma as of September 30, 2021

Number of shares (nominal value of DKK 1 each): 43,581,697 which is an increase of 39,859 from 43,428,192 as of June 30, 2021.

Therefore, the current Share capital is (nominal value in DKK): 43,581,697.

Number of voting rights: 43,581,697

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq: ZEAL) ("Zealand") is a biotechnology company focused on the discovery, development, and commercialization of peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. In addition, license collaborations with Boehringer Ingelheim and AstraZeneca create opportunity for more patients to potentially benefit from Zealand-invented peptide investigational agents currently in development.

Zealand was founded in 1998 in Copenhagen, Denmark, and has presence throughout the U.S. that includes key locations in Boston, and Marlborough (MA). For more information about Zealand’s business and activities, please visit http://www.zealandpharma.com.

Zegalogue® and V-Go® are registered trademarks of Zealand Pharma A/S.

Safe Harbor / Forward-Looking Statements

This press release contains “forward-looking statements”, as that term is defined in the Private Securities Litigation Reform Act of 1995, as amended, that provide Zealand Pharma’s expectations or forecasts of future events regarding the research, development and commercialization of pharmaceutical products and the company’s Financial Guidance for 2021.  These forward-looking statements may be identified by words such as “aim,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “plan,” “possible,” “potential,” “will,” “would” and other words and terms of similar meaning. You should not place undue reliance on these statements, or the scientific data presented. The reader is cautioned not to rely on these forward-looking statements.  Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions, which may cause actual results to differ materially from expectations set forth herein and may cause any or all of such forward-looking statements to be incorrect, and which include, but are not limited to, unexpected costs or delays in clinical trials and other development activities due to adverse safety events or otherwise; unexpected concerns that may arise from additional data, analysis or results obtained during clinical trials; our ability to successfully market both new and existing products; changes in reimbursement rules and governmental laws and related interpretation thereof; government-mandated or market-driven price decreases for our products; introduction of competing products; production problems; unexpected growth in costs and expenses; our ability to integrate operate businesses in varying geographies; failure to protect and enforce our data, intellectual property and other proprietary rights and uncertainties relating to intellectual property claims and challenges; regulatory authorities may require additional information or further studies, or may reject, fail to approve or may delay approval of our drug candidates or expansion of product labeling; failure to obtain regulatory approvals in other jurisdictions; exposure to product liability and other claims; interest rate and currency exchange rate fluctuations; unexpected contract breaches or terminations; and the direct and indirect impacts of the ongoing COVID-19 pandemic on our business, results of operations and financial condition. If any or all of such forward-looking statements prove to be incorrect, our actual results could differ materially and adversely from those anticipated or implied by such statements. The foregoing sets forth many, but not all, of the factors that could cause actual results to differ from our expectations in any forward-looking statement.  All such forward-looking statements speak only as of the date of this press release and are based on information available to Zealand Pharma as of the date of this release. We do not undertake to update any of these forward-looking statements to reflect events or circumstances that occur after the date hereof.  Information concerning pharmaceuticals (including compounds under development) contained within this material is not intended as advertising or medical advice.

NOTE: DKK/USD Exchange rates used: September 30, 2021 = 6.422 and September 30, 2020 = 6.3598

For further information, please contact:

Maeve Conneighton

Argot Partners

Email: investors@zealandpharma.com

For U.S. Media

David Rosen

Argot Partners

Email: media@zealandpharma.com

Key figures *

DKK thousand

		Reviewed				Audited
INCOME STATEMENT AND COMPREHENSIVE INCOME	Note	Q3 2021	Q3 2020	Q1-Q3 2021	Q1-Q3 2020	FY 2020
Revenue		106,407	56,526	238,552	289,958	353,314
Gross margin		77,734	22,255	143,577	227,661	262,749
Research and development expenses		-141,298	-139,332	-426,265	-430,991	-604,081
Sales and Marketing expenses		-78,824	-97,429	-281,687	-172,282	-285,256
Administrative expenses		-69,488	-40,567	-198,256	-111,232	-202,770
Net operating expenses		-289,610	-277,328	-906,208	-714,505	-1,092,107
Other operating income		73	36,866	8	37,724	36,997
Operating result		-211,803	-218,207	-762,623	-449,120	-792,361
Net financial items		16,071	-9,746	21,520	-18,749	-47,292
Result before tax		-195,732	-227,953	-741,103	-467,869	-839,653
Income tax	(1)	-3,155	-621	3,216	1,686	-7,076
Net result for the period		-198,887	-228,574	-737,887	-466,183	-846,729
Comprehensive result for the period		-196,897	-225,841	-734,093	-463,777	-837,752
Earnings/loss per share – basic/diluted (DKK)		-4.61	-5.76	-17.26	-12.39	-22.07

STATEMENT OF FINANCIAL POSITION		September 30, 2021	September 30, 2020	December 31, 2020
Cash and cash equivalents		753,599	1,231,685	960,221
Marketable securities		295,379	296,909	297,345
Cash, cash equivalents and Marketable securities		1,048,978	1,528,594	1,257,566
Other assets		611,721	530,549	504,383
Total assets		1,660,699	2,059,143	1,761,949
Share capital ('000 shares)		43,582	39,779	39,800
Equity		1,185,746	1,590,003	1,229,311
Total liabilities		474,953	469,140	532,638
Equity ratio	(2)	0.71	0.77	0.70

CASH FLOW		Q1-Q3 2021	Q1-Q3 2020	FY 2020
Cash (used in)/provided by operating activities		-923,731	-411,628	-688,716
Cash (used in)/provided by investing activities		-6,255	-200,799	-196,807
Cash (used in)/provided by financing activities		705,914	780,826	760,941
Purchase of property, plant and equipment		-5,854	-29,491	-25,044

Free cash flow	(3)	-929,585	-441,119	-713,760

OTHER		September 30, 2021	September 30, 2020	December 31, 2020
Share price (DKK)		185.0	241.60	220.60
Market capitalization (MDKK)	(4)	7,911	9,588	8,464
Equity per share (DKK)	(5)	27.73	40.06	32.04
Average number of employees		345	322	297
Number of full-time employees at the end of the period		346	329	329

Notes:

* The acquisition of the business from Valeritas is only reflected in key figures covering the period since April 2, 2020 being the acquisition date.

(1) Zealand expects to be eligible to receive up to DKK 5.5 million in Danish corporate tax benefit related to R&D expenses incurred for 2021, of which DKK 4.1 million has been recognized for the period ended September 30, 2021, which is setoff against expected tax expense in the US.

(2) Equity ratio is calculated as equity at the balance sheet date divided by total assets at the balance sheet date.

(3) Free cash flow is calculated as the sum of cash flows from operating activities and purchase of property, plant and equipment.

(4) Market capitalization is calculated as weighted outstanding shares at the balance sheet date times the share price at the balance sheet date.

(5) Equity per share is calculated as shareholders' equity divided by weighted total number of ordinary shares less weighted treasury shares.

Financial review

The condensed interim financial statements are prepared in accordance with IAS 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and as adopted by the EU, and additional requirements of the Danish Financial Statements Act. The interim condensed consolidated financial statements are presented in DKK, which is also the functional currency of Zealand Pharma A/S (“the Company” or “the Group”).

Comparative figures for the corresponding period in 2020 are shown in brackets except for the financial position, which expresses the comparative figures as of December 31, 2020.

Financial results

Revenue

DKK thousand	Q1-Q3 2021	Q1-Q3 2020	∆	∆ in percent
Sale of goods	143,348	103,968	39,380	38%
License and milestone revenue	95,204	185,990	-90,786	-49%
Total revenue	238,552	289,958	-51,406	-18%

Increase in revenue from the sale of goods is primarily attributable to the sales of V-Go and Zegalogue in 2021. Zegalogue became commercially available in June of 2021 and did not have any product revenue prior to that date. The product revenue from sale of goods of DKK 104.0 million in the table above is driven by activity for the six-month period April 2,2020 to September 30, 2020, following the Valeritas acquisition on April 2, 2020.

The decrease in license and milestone revenue is mainly due to a milestone payment of DKK 149.1 million triggered and recognized as revenue in June 2020 from our partnership agreement with Boehringer Ingelheim.

For further please see note 1.

Gross margin

DKK thousand	Q1-Q3 2021	Q1-Q3 2020	∆	∆ in percent
Gross margin	143,577	227,661	-84,084	-37%

The decrease in gross margin is primarily due to the milestone payment of DKK 149.1 million triggered and recognized as revenue in June 2020 from our partnership agreement with Boehringer Ingelheim. This is partially offset by the increase in product revenue in the first nine months of 2021 related to the sales of Zegalogue and V-Go.

Research and development expenses

DKK thousand	Q1-Q3 2021	Q1-Q3 2020	∆	∆ in percent
Research and development expenses	426,265	430,991	-4,726	-1%

Research and development expenses are primarily related to activities with our late-stage clinical programs for dasiglucagon and glepaglutide. Expenses are relatively flat between the periods.

Sales and marketing expenses

DKK thousand	Q1-Q3 2021	Q1-Q3 2020	∆	∆ in percent
Sales and marketing expenses	281,687	172,282	109,405	64%

The increase in sales and marketing expenses is related to efforts for the Zegalogue launch as well as continued commercial support for the V-Go wearable insulin delivery device. The sales and marketing expenses of DKK 172.3 million in the table above are driven by activity for the six-month period April 2, 2020 to September 30, 2020, following the Valeritas acquisition on April 2, 2020.

Administrative expenses

DKK thousand	Q1-Q3 2021	Q1-Q3 2020	∆	∆ in percent
Administrative expenses	198,256	111,232	87,024	78%

The increase in administrative expenses is costs related to the buildup and operations of the US subsidiary, which supports the commercial infrastructure as well as general and administrative purposes. Substantial US operations were acquired in April 2020 following the close of the Valeritas asset purchase agreement.

Operating result

DKK thousand	Q1-Q3 2021	Q1-Q3 2020	∆	∆ in percent
Operating result	-762,623	-449,120	-313,503	-70%

The operating result reflects gross margin, research and development expenses, sales and marketing and administrative expenses, as discussed above.

Net financial items

DKK thousand	Q1-Q3 2021	Q1-Q3 2020	∆	∆ in percent
Net financial items	21,520	-18,749	40,269	215%

Financial income and financial expenses, which we refer to collectively as net financial items, consist of interest income and expense, fair market value adjustments, banking fees and impact from adjustments related to foreign exchange rates.

The positive development from 2020 to 2021 is mainly related to the development in the DKK/USD exchange rate.

Result before tax

DKK thousand	Q1-Q3 2021	Q1-Q3 2020	∆	∆ in percent
Result before tax	-741,103	-467,869	-273,234	-58%

Result before tax reflects the operating result and net financial items, as discussed above.

Income tax

DKK thousand	Q1-Q3 2021	Q1-Q3 2020	∆	∆ in percent
Income tax	3,216	1,686	1,530	91%

The net income tax (income) is mainly impacted by the tax deduction in Denmark, a prior period correction offset by tax expenses in US.

No deferred tax asset regarding the Danish parent company has been recognized in the statement of financial position due to uncertainty as to whether tax losses carried forward can be utilized within the near term.

Net result

DKK thousand	Q1-Q3 2021	Q1-Q3 2020	∆	∆ in percent
Net result	-737,887	-466,183	-271,704	-58%

The decrease in the net result is primarily a result of increased sales and marketing and administrative expenses. The expense increase is due to the first nine months of 2020 only having commercial infrastructure effective April 2020 following the Valeritas asset purchase agreement and the company’s commercially launch of Zegalogue in June of 2021. In addition, there was a one-time milestone of DKK 149.1 million triggered in June 2020 from our partnership agreement with Boehringer Ingelheim.

Liquidity and capital resources

Equity

DKK thousand	September 30, 2021	December 31, 2020	∆	∆ in percent
Equity	1,185,746	1,229,311	-43,565	-4%
Equity ratio	71%	70%	N/A	N/A

Equity ratio is calculated as equity at the balance sheet date divided by total assets at the balance sheet date. The increase in equity was mainly driven by a capital increase in January 2021 amounting to DKK 748.9 million offset by the loss for the period.

Cash, cash equivalents and Marketable securities

DKK thousand	September 30, 2021	December 31, 2020	∆	∆ in percent
Cash, cash equivalents and Marketable securities	1,048,978	1,257,566	-208,588	-17%

The increase was mainly driven by the capital increase in January 2021 amounting to DKK 748.9 million offset by cash spent in the period.

Cash flow

DKK thousand	Q1-Q3 2021	Q1-Q3 2020	∆	∆ in percent
Cash used in operating activities	-923,731	-411,628	-512,103	-124%
Cash used in investing activities	-6,255	-200,799	194,544	97%
Cash from financing activities	705,914	780,826	-74,912	-10%
Net cash flow	-929,585	-441,119	-488,466	-111%

The increase in cash used in operating activities from the same period in 2020 is mainly related to our sales and marketing and administrative expenses increasing as a result of the commercial activities and support for Zegalogue and the V-Go wearable insulin delivery device. In the first nine months of 2020 Zealand only had the sales and marketing expense and infrastructure effective April 2020 following the Valeritas asset purchase agreement.

Cash used in investing activities in the first nine months of 2021 related mainly to acquisition of tangible assets. The investing activities in the first nine months of 2020 are mainly related to the acquisition of Valeritas.

Cash from financing activities increased primarily because of the January 2021 financing with an aggregate gross amount of DKK 748.9 million. Cash from financing activities for the nine months ended September 30, 2020 was mainly related to June financing of gross DKK 657.7 million but also a private placement of gross DKK 137.2 million.

Risk factors

This interim report contains forward-looking statements, including forecasts of future expenses as well as expected business-related events. Such statements are subject to risks and uncertainties as various factors, some of which are beyond the control of Zealand, may cause actual results and performance to differ materially from the forecasts made in this interim report. Without being exhaustive, such factors include e.g. the impact of the global COVID-19 pandemic, interest rate and currency exchange rate fluctuations, delay or failure of clinical trials and other development activities, production problems, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Zealand's products, introduction of competing products, Zealand's ability to successfully market both new and existing products, exposure to product liability and other lawsuits, changes in reimbursement rules and governmental laws and related interpretation thereof, unexpected growth in costs and expenses, and Zealand’s ability to integrate businesses in varying geographies with different commercial and operating characteristics. In particular, the global COVID-19 pandemic could potentially materially adversely impact our business and financial performance, including the timing of our clinical trials, projected regulatory approval timelines, our supply chain and sales of our approved products, as well as our Financial Guidance for 2021 in this interim report, particularly because the COVID-19 pandemic continues to evolve, and its breadth and significance on our business and financial performance is uncertain. A more extensive description of risk factors can be found in the 2020 Annual Report under the section Risk management and internal control.

Management’s statement on the interim report

The Board of Directors and the Management have considered and adopted the interim report of Zealand Pharma A/S for the three- and nine-month periods ended September 30, 2021.

The condensed consolidated interim financial statements are prepared in accordance with IAS 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and as adopted by the EU, and additional requirements of the Danish Financial Statements Act. In our opinion, the interim report gives a true and fair view of the Group’s assets, equity and liabilities and financial position as of September 30, 2021 as well as of the results of the Group’s operations and cash flow for the period January 1 – September 30, 2021.

Moreover, in our opinion, the Management’s Review gives a true and fair view of the development in the Company’s operations and financial conditions, of the net result for the periods and the financial position while also describing the most significant risks and uncertainty factors that may affect the Group.

Copenhagen, November 11, 2021

Management

Emmanuel Dulac President and Chief Executive Officer	Matthew Dallas Senior Vice President and Chief Financial Officer	Adam Sinding Steensberg Executive Vice President and Chief Medical Officer

Board of Directors

Alf Gunnar Martin Nicklasson Chairman	Kirsten Aarup Drejer Vice Chairman	Jeffrey Berkowitz Board member

Bernadette Mary Connaughton Board member	Leonard Kruimer Board member	Alain Munoz Board member

Michael John Owen Board member	Anneline Nansen Board member Employee elected	Iben Louise Gjelstrup Board member Employee elected

Jens Peter Stenvang Board member Employee elected	Nikolaj Frederik Beck Board member Employee elected

Independent auditor’s report

To the shareholders of Zealand Pharma A/S

We have reviewed the interim condensed consolidated financial statements of Zealand Pharma A/S for the three- and nine-month periods ended September 30, 2021, which comprise a condensed consolidated income statement and statement of comprehensive income for the three and nine-month periods ended September 30, 2021, statement of financial position at September 30, 2021, and statement of changes in equity and statement of cash flow, for the nine-month period ended September 30, 2021, and notes. The interim condensed consolidated financial statements are prepared in accordance with IAS 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and as adopted by the EU, and additional requirements of the Danish Financial Statements Act.

Management's responsibilities for the interim condensed consolidated financial statements

Management is responsible for the preparation of interim condensed consolidated financial statements in accordance with IAS 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and as adopted by the EU, and additional requirements of the Danish Financial Statements Act and for such internal control as Management determines is necessary to enable the preparation of interim condensed consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibilities

Our responsibility is to express a conclusion on the interim condensed consolidated financial statements. We conducted our review in accordance with the International Standard on Review of Interim Financial Information Performed by the Independent Auditor of the Entity and additional requirements applicable in Denmark.

This requires us to conclude whether anything has come to our attention that causes us to believe that the interim condensed consolidated financial statements, taken as a whole, are not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and as adopted by the EU, and additional requirements of the Danish Financial Statements Act. This standard also requires us to comply with ethical requirements.

A review of the interim condensed consolidated financial statements in accordance with the International Standard on Review of Interim Financial Information Performed by the Independent Auditor of the Entity is a limited assurance engagement. The auditor performs procedures primarily consisting of making enquiries of Management and others within the company, as appropriate, applying analytical procedures and evaluate the evidence obtained.

The procedures performed in a review are substantially less that those performed in an audit conducted in accordance with the International Standards on Auditing. Accordingly, we do not express an audit opinion on the interim condensed consolidated financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that these interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and as adopted by the EU, and additional requirements of the Danish Financial Statements Act.

Copenhagen, November 11, 2021

EY

Godkendt Revisionspartnerselskab

CVR no. 30 70 02 28

Christian Schwenn Johansen State Authorized Public Accountant mne33234	Rasmus Bloch Jespersen State Authorized Public Accountant mne35503

Interim condensed consolidated financial statements

Interim condensed consolidated income statement for the three- and nine-month periods ended September 30, 2021 and 2020.

		Reviewed
DKK thousand	Note	Q3 2021	Q3 2020	YTD 2021	YTD 2020
Revenue	2	106,407	56,526	238,552	289,958
Cost of goods sold		-28,743	-34,271	-84,005	-62,297
Royalty expenses	3	70	0	-10,970	0
Gross margin		77,734	22,255	143,577	227,661

Research and development expenses	4	-141,298	-139,332	-426,265	-430,991
Sales and marketing expenses	4	-78,824	-97,429	-281,687	-172,282
Administrative expenses	4	-69,488	-40,567	-198,256	-111,232
Total Operating expenses		-289,610	-277,328	-906,208	-714,505

Other operating income	5	73	36,866	8	37,724
Operating result		-211,803	-218,207	-762,623	-449,120

Financial income	6	18,548	3,799	29,456	900
Financial expenses	7	-2,477	-13,545	-7,936	-19,649
Result before tax		-195,732	-227,953	-741,103	-467,869

Income tax	8	-3,155	-621	3,216	1,686
Net result for the period		-198,887	-228,574	-737,887	-466,183

Earnings/loss per share – basic/diluted (DKK)	9	-4.61	-5.76	-17.26	-12.39

Interim condensed consolidated statement of comprehensive income (loss) for the three- and nine-month periods ended September 30, 2021 and 2020.

		Reviewed
DKK thousand	Note	Q3 2021	Q3 2020	YTD 2021	YTD 2020
Net result for the period		-198,887	-228,574	-737,887	-466,183
Adjustment of foreign currency fluctuations on subsidiaries		1,990	2,733	3,794	2,405
Comprehensive result for the period		-196,897	-225,841	-734,093	-463,777

Interim condensed consolidated statements of cash flow for the nine month periods ended September 30, 2021 and 2020 and for the twelve month period ended December 31, 2020

		Reviewed		Audited
DKK thousand	Note	YTD 2021	YTD 2020	FY 2020
Net result for the period		-737,887	-466,183	-846,729
Bargain purchase		0	-36,692	-36,395
Adjustments for other non-cash items		-20,463	87,607	143,138
Change in working capital		-96,219	43,133	97,818
Interest received		0	901	895
Interest paid		-5,347	-5,862	-4,562
Deferred revenue	2	-16,844	-34,532	-42,881
Income tax paid/received	8	-46,971	0	0
Cash used in operating activities		-923,731	-411,628	-688,716

Acquisition of Valeritas business, net of cash acquired		0	-167,725	-167,791
Change in deposits		-401	-3,583	-3,972
Purchase of property, plant and equipment	11	-5,854	-29,491	-25,044
Cash used in investing activities		-6,255	-200,799	-196,807

Proceeds from issuance of shares related to exercise of share-based compensation	19	21,149	38,832	41,363
Proceeds from issuance of shares	19	748,975	794,929	791,503
Costs related to issuance of shares		-46,894	-42,689	-42,706
Purchase of treasury shares		-28,595	0	0
Leasing liabilities	12	11,279	-10,246	-29,219
Cash from financing activities		705,914	780,826	760,941

Decrease/increase in cash and cash equivalents		-224,072	168,399	-124,582
Cash and cash equivalents at beginning of period		960,221	1,081,060	1,081,060
Exchange rate adjustments		17,450	-17,775	3,743
Cash and cash equivalents at end of period		753,599	1,231,685	960,221

Interim condensed consolidated statements of financial position as of September 30, 2021 and December 31, 2020

		Reviewed	Audited
DKK thousand	Note	September 30, 2021	December 31, 2020
ASSETS
Non-current assets
Intangible assets	10	54,710	57,485
Property, plant and equipment	11	83,308	85,040
Right-of-use assets	12	136,964	127,998
Deposits		17,051	16,650
Corporate tax receivable		1,268	1,268
Prepaid expenses		10,491	13,117
Deferred tax assets		8,344	8,370
Other investments	13	34,682	32,333
Total non-current assets		346,818	342,261

Current assets
Inventories	14	116,359	65,040
Trade receivables	15	80,489	46,484
Prepaid expenses	16	30,469	35,156
Corporate tax receivable	8	25,442	5,500
Other receivables	17	12,144	9,942
Marketable securities	13	295,379	297,345
Cash and cash equivalents	18	753,599	960,221
Total current assets		1,313,881	1,419,688

Total assets		1,660,699	1,761,949

EQUITY AND LIABILITIES
Share capital	19	43,582	39,800
Share premium	20	4,157,533	3,470,787
Translation reserve		12,771	8,977
Accumulated loss		-3,028,140	-2,290,253
Equity		1,185,746	1,229,311

Deferred revenue		19,525	44,587
Other liabilities		18,227	16,744
Lease liabilities	12	126,505	116,047
Non-current liabilities		164,257	177,378

Trade payables	21	54,908	70,384
Corporate tax payables		0	30,394
Lease liabilities	12	15,527	14,072
Deferred revenue		61,401	53,182
Discount and rebate liabilities		27,310	36,673
Other liabilities	22	151,550	150,555
Current liabilities		310,696	355,260

Total liabilities		474,953	532,638
Total equity and liabilities		1,660,699	1,761,949

Interim condensed consolidated statements of changes in equity for the nine-month period ended September 30, 2021 and 2020

		Reviewed
	Share	Share	Translation	Retained
DKK thousand	capital	premium	reserve	loss	Total
Equity at January 1, 2020	36,055	2,650,142	0	-1,443,524	1,242,673
Other comprehensive income for the period	0	0	2,405	0	2,405
Net loss for the period	0	0	0	-466,183	-466,183
Share-based compensation	0	20,037	0	0	20,037
Capital increase, see note 19	3,724	830,037	0	0	833,761
Costs related to capital increases	0	-42,689	0	0	-42,689
Equity at September 30, 2020	39,779	3,457,526	2,405	-1,909,707	1,590,003

Equity at January 1, 2021	39,800	3,470,787	8,977	-2,290,253	1,229,311
Other comprehensive income for the period	0	0	3,794	0	3,794
Net loss for the period	0	0	0	-737,887	-737,887
Share-based compensation	0	37,492	0	0	37,492
Treasury shares, see note 20	0	-70,195	0	0	-70,195
Capital increase, see note 19	3,782	766,342	0	0	770,124
Costs related to capital increases	0	-46,893	0	0	-46,893
Equity at September 30, 2021	43,582	4,157,533	12,771	-3,028,140	1,185,746

Note 1 - Basis of preparation and changes to the Group’s accounting policies

Basis of preparation

The interim condensed consolidated financial statements of Zealand Pharma A/S have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and as adopted by EU and additional requirements of the Danish Financial Statements Act. The interim condensed consolidated financial statements are presented in Danish kroner (DKK) which is also the functional currency of the parent company.

The accounting policies used in the interim condensed consolidated financial statements are consistent with those used in the Company’s annual financial statement for the year ended December 31, 2020.

New standards, interpretations and amendments adopted by the Group

A few amendments apply for the first time in 2021, but do not have an impact on the interim condensed consolidated financial statements of the Group.

Significant judgements and estimates

In the preparation of the interim condensed consolidated financial statements, the Company’s management (“Management”) makes several accounting estimates that form the basis for the presentation, recognition and measurement of the Company’s assets and liabilities.

In the application of the Company’s accounting policies, Management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. The estimates used are based on assumptions assessed as reasonable by Management; however, estimates are inherently uncertain and unpredictable. The assumptions can be incomplete or inaccurate, and unexpected events or circumstances might occur. Furthermore, the Company is subject to risks and uncertainties that might result in deviations in actual results compared with estimates.

For further information regarding significant accounting estimates and judgments see note 1 in the Annual Report for 2020.

Information on COVID-19

Our business, operations and clinical studies were, of course, impacted by the effects of COVID-19. Although our clinical studies continued without interruption during 2021 and 2020, there were delays and increased total costs arising from the implications of COVID-19.

However, we have not recognized any write-offs, impairments of assets, or losses to onerous contracts due to COVID-19.

The COVID-19 pandemic is also having an effect on other aspects of our business, including: our third-party manufacturers, and other third parties; albeit with no material effect or impact. The COVID-19 pandemic may, in the long-term, affect the productivity of our staff; our ability to attract, integrate, manage and retain qualified personnel or key employees; our global supply chains and relationships with vendors and other parties; significant disruption of global financial markets; and reduced ability to secure additional funding. We continuously monitor the COVID-19 pandemic and its potential impact on our business and financials.

Note 2 - Revenue

Revenue can be specified as follows:

DKK thousand	Q3 2021	Q3 2020	Q1-Q3 2021	Q1-Q3 2020
Alexion Pharmaceuticals Inc.	6,497	10,645	16,844	36,870
Sanofi-Aventis Deutschland GmbH	0	0	30,669	0
Boehringer Ingelheim International GmbH	22,311	0	22,311	149,120
Protagonist Therapeutics Inc.	25,380	0	25,380	0
Total license and milestone revenue	54,188	10,645	95,204	185,990

Total sale of goods revenue net	52,219	45,881	143,348	103,968
Total revenue	106,407	56,526	238,552	289,958

Total revenue recognized over time	6,497	10,645	16,844	36,870
Total revenue recognized at a point in time	99,910	45,881	221,708	253,088

License revenue for the first nine months of 2021 of DKK 16.8 million is related to the research and development agreement with Alexion Pharmaceuticals entered into in March 2019. Under the agreement DKK 80.9 million is accounted for as deferred revenue as of September 30, 2021.

License and milestone revenue for the first nine months of 2021 is DKK 95.2 million of which DKK 30.7 million is related to the Sanofi agreement. Zealand is still eligible for a payment from Sanofi of up to USD $10.0 million which is expected in 2022.

On August 4, 2021 Zealand Pharma and Protagonist Therapeutics Inc reached a mutually acceptable settlement of the proceedings and the agreement will continue between the parties on agreed terms. Protagonist paid the sum of USD 2.5 million as the first payment under the settlement agreement and will pay an additional payment of USD 1.5 million in 2022. The complete settlement of USD 4.0 million has been recognized as revenue in Q3 2021.

Sale of goods revenue for the first nine months of 2021 of DKK 138.9 million related to V-Go and DKK 4.4 million related to Zegalogue. The net sales comprise of gross sales of DKK 270.3 million and discounts and rebates of DKK -127.0 million.

Zealand is managed and operated as one business unit, which is reflected in the organizational structure and internal reporting. No separate lines of business or separate business entities have been identified with respect to any of the product candidates or geographical markets and no segment information is currently included in the internal reporting.

Net revenue in the US for the nine-month period ended September 30, 2021 is DKK 185.6 million including license and milestone revenue and sale of goods. Net sales in Germany amounts to DKK 53.0 million including license and milestone revenue. No other country accounts for more than 10% of the net total sales.

Note 3 – Royalty expense

Royalty expense relates to cost to 3rd parties in connection with the Sanofi royalty agreement.

Note 4 – Research and development, Sales and marketing and Administrative expenses

The increase September YTD 2021 over 2020 is mainly due to the acquisition of Valeritas in April 2020, which is impacting Sales and marketing and Administrative expenses, and launch of Zegalogue in Q2 2021, impacting Sales and marketing expenses.

Note 5 – Other operating income

Recognized other operating income can be specified as follows:

DKK thousand	Q3 2021	Q3 2020	Q1-Q3 2021	Q1-Q3 2020
Gain from bargain purchase	0	36,692	0	36,692
Other	73	174	8	1,032
Other operating income	73	36,866	8	37,724

The bargain purchase recognized in 2020 is related to Valeritas business acquisition in April 2020.

Note 6 – Financial income

Recognized financial income can be specified as follows:

DKK thousand	Q3 2021	Q3 2020	Q1-Q3 2021	Q1-Q3 2020
Currency exchange adjustments	17,938	0	29,427	0
Fair value adjustment	602	3,799	0	0
Other	8	0	29	900
Financial income	18,548	3,799	29,456	900

Note 7 - Financial expenses

Recognized financial expenses can be specified as follows:

DKK thousand	Q3 2021		Q3 2020		Q1-Q3 2021	Q1-Q3 2020
Interest expenses and banking fees	-2,477		-2,257		-6,358	-5,862
Fair value adjustment	0	*	0	*	-1,578	-2,535
Currency exchange adjustments	0		-11,288		0	-11,252
Financial expenses	-2,477		-13,545		-7,936	-19,649

*Fair value adjustments for the 3 months period in Q3 2020 and 2021 is a net income and therefore not included in the table as it is recognized under financial income in note 6.

Note 8 – Income tax

The tax amount recognized in 2021 includes tax income of DKK 4.1 million relating to corporate tax benefit in Denmark, a correction in US to prior periods of DKK 7.3 million offset by tax expenses in US of DKK 8.2 million.

Income taxes paid in 2021 include payable tax from 2020 and payments on account for 2021 for our US activities. For 2020 no income taxes have been paid.

Note 9 - Earnings/Loss per share

The earnings/loss and weighted average number of ordinary shares used in the calculation of basic and diluted earnings/loss per share are as follows:

DKK thousand	Q3 2021	Q3 2020	Q1-Q3 2021	Q1-Q3 2020
Net earnings/loss for the period	-198,887	-228,574	-737,887	-466,183
Net earnings/loss used in the calculation of basic earnings/loss per share	-198,887	-228,574	-737,887	-466,183

Weighted average number of ordinary shares	43,552,583	39,750,959	43,053,532	37,701,621
Weighted average number of treasury shares	-401,599	-64,223	-290,847	-64,223
Weighted average number of ordinary shares used in the calculation of basic/diluted loss per share	43,150,984	39,686,736	42,762,685	37,637,398

Earnings/loss per share – basic/diluted (DKK)	-4.61	-5.76	-17.26	-12.39

The following potential ordinary shares are anti-dilutive and are therefore excluded from the weighted average number of ordinary shares for the purpose of diluted earnings/loss per share:

	September 30, 2021	September 30, 2020
Outstanding warrants under the 2015 Employee incentive program	1,526,779	1,941,209
Outstanding warrants under the 2020 Employee incentive program	63,217	63,217
Outstanding Performance Share Units (PSUs) under the LTIP 2019 program	19,765	19,765
Outstanding Restricted Share Units (RSUs) under the LTIP 2020 program	27,466	27,466
Outstanding Performance Share Units (PSUs) under the LTIP 2021 program	282,852	0
Outstanding Restricted Share Units (RSUs) under the LTIP 2021 program	452,450	0
Total outstanding warrants/PSUs/RSUs	2,372,529	2,051,657

For further information on the Employee incentive programs please see note 6 in the Annual Report for 2020.

Note 10 – Intangible assets

Intangible assets of DKK 54.7 million recognized as of September 30, 2021 compared to DKK 57.5 million as of December 31, 2020. The decrease is primarily due to currency translation and amortization.

The majority of the intangible assets occurred from the business combination of Valeritas activities on April 2, 2020. Since the 12 months period has expired all amounts are assessed to be final and no further adjustments relating to the business combination can occur.

Note 11 – Property, plant and equipment

DKK thousand	September 30, 2021	December 31, 2020
Plant and machinery	36,665	41,911
Other fixtures and fittings	7,173	8,337
Building improvements	31,094	31,769
Assets under construction	8,376	3,023
Carrying amount	83,308	85,040

The decrease from DKK 85.0 million at December 31, 2020 to DKK 83.3 million as at September 30, 2021 is primarily related to depreciations in the period, partially offset by an increase in assets under construction in Denmark.

Note 12 - Right of use assets and lease liabilities

Right-of-use-assets of DKK 137.0 million and lease liability of DKK 142.0 million were recognized as at September 30, 2021 as compared to DKK 128.0 million and DKK 130.1 million, respectively, as of December 31, 2020. The increase is primarily related to currency translation and new smaller additions, offset by depreciations and payments.

Note 13 - Financial instruments

As of September 30, 2021, and December 31, 2020, the following financial instruments are measured at fair value through profit or loss:

DKK thousand	September 30, 2021	December 31, 2020
Marketable securities	295,379	297,345
Other investments	34,682	32,333
Financial assets measured at fair value	330,061	329,678

The fair value of marketable securities and other investments is based on Level 1 and Level 3, respectively, in the fair value hierarchy. No financial assets are based on Level 2.

Other investments consist of a USD 5.4 million (December 31, 2020: USD 5.4 million) investment in Beta Bionics, Inc., the developer of iLet™, a fully integrated dual-hormone pump (bionic pancreas) for autonomous diabetes care.

In determining fair value, Zealand considered the impact of any recent share capital issuances by Beta Bionics as an indicator of the fair value of the shares. In particular, Beta Bionics undertook a capital offering in June 2019 and subsequent infliction points was used as the basis for determining fair value. Measurement is considered a level 3 measurement.

A net fair value adjustment of DKK 1.6 million from marketable securities and other investments have been recognized in financial expenses, as of September 30, 2021 (September 30, 2020: DKK 2.5 million in financial expense).

There were no transfers between levels 1, 2 and 3 for recurring fair value measurements during the interim periods ended September 30, 2021 and 2020.

Note 14 - Inventories

DKK thousand	September 30, 2021	December 31, 2020
Raw materials	35,487	14,398
Work in progress	29,250	13,723
Finished goods	51,622	36,919
Inventories	116,359	65,040

In 2021 a reversal of previous periods estimated write-down on prelaunch inventory with a net positive income statement effect of DKK 27.0 million on research and development expenses was recognized, as a consequence of our FDA approval of Zegalogue in March 2021.

Note 15 – Trade receivables

The increase in Trade receivables from DKK 46.5 million at December 31, 2020 to DKK 80.5 million at September 30, 2021 is mainly related to extended payment terms with our larger customers, DKK 9.6 million receivable from Protagonist Therapeutics Inc. and increase in the USD/DKK exchange rate.

Note 16 – Prepaid expenses

The decrease in Prepaid expenses from DKK 48.3 million at December 31, 2020 to DKK 41.0 million at September 30, 2021 is mainly relating to timing differences.

Note 17 - Other receivables

DKK thousand	September 30, 2021	December 31, 2020
VAT	1,646	3,887
Other	10,498	6,055
Other receivables	12,144	9,942

Other receivables are mainly related to various receivables including VAT receivables, sub-supplier arrangements etc.

Note 18 - Cash and cash equivalents

DKK thousand	September 30, 2021	December 31, 2020
DKK	228,654	286,222
USD	505,671	568,444
EUR	19,274	105,555
Total cash and cash equivalents	753,599	960,221

Note 19 - Changes in share capital

The following changes have occurred in the share capital during the respective year-to-date interim periods:

No. of shares (thousand)
Share capital at January 1, 2020	36,055
Increase due to issue of new shares	3,724
Share capital at September 30, 2020	39,779

Share capital at January 1, 2021	39,800
Increase due to issue of new shares	3,782
Share capital at September 30, 2021	43,582

Note 20 – Treasury shares

As part of the capital increase made in January 2021, a total of 200,000 shares were purchased through a share swap transaction. As the payment is not due yet, a liability of DKK 41.6 million is recognized under other liabilities. Refer to note 22.

Further in June and July 2021, the Company acquired owns shares through a share buyback program. The total number of shares acquired was 154,187 of a total value of DKK 28,597,426.

The total number of treasury shares as of September 30, 2021 is 418,410 and will be used for long term incentive compensation plans.

Note 21 – Trade payables

The decrease in Trade payables from DKK 70.4 million as of December 31, 2020 to DKK 54,9 million at September 30, 2021 is mainly relating to timing differences.

Note 22 - Other liabilities

DKK thousand	September 30, 2021	December 31, 2020
Employee benefits	57,360	101,028
Royalty payable to third party	5,715	5,732
Treasury shares purchase – See note 20	41,600	0
CRO liabilities	12,510	28,267
Other payables	34,365	32,272
Total other liabilities	151,550	167,299

The decrease in other liabilities is mainly related to a decrease in Employee benefits due to the payout of bonus in Q1 2021 and lower CRO liabilities, offset by a one-off liability regarding purchase of treasury shares of DKK 41.6 million. Other payables comprise of payables to authorities etc.

Note 23 - Contingent assets, liabilities and contractual obligations

Contingent assets

As of September 30, 2021, Zealand is still eligible for a payment from Sanofi of up to USD 10.0 million which is expected in 2022. However, it is Management’s opinion that the amount of any payment cannot be determined on a sufficiently reliable basis, and therefore the company has not recognized an asset in the statement of financial position of the Group.

Contingent liabilities and contractual obligations

As of September 30, 2021, total contractual obligations related to agreements with CRO’s and CMO’s amounted to DKK 320.5 million (DKK 56.2 million for 2021 and DKK 264.4 million for the years 2022 up to and including 2025).

Zealand may be required to pay future development, regulatory and commercial milestones related to the acquisition of Encycle Therapeutics. Refer to note 13 in the 2020 Annual Report.

Note 24 - Significant events after the reporting period

The Company has November 5, 2021 announced a collaboration agreement with DEKA Research & Development Corp. For further information, please see the company announcement no. 66/2021 on The Company’s website.